Exhibit 21.1

4Licensing Corporation
Subsidiary List as of March 28, 2013

4Kids Digital Games, Inc.	Delaware
4Kids Entertainment Home Video, Inc.	Delaware
4Kids Entertainment Licensing, Inc.	New York
4Kids Entertainment Music, Inc.	Delaware
4Kids Productions, Inc.	New York
4Kids Websites, Inc.	Delaware
4LC Sports & Entertainment, Inc.	Delaware
4LC Technology, Inc.	Delaware
4signt Licensing Solutions, Inc.	Delaware
Leisure Concepts International, Inc.	New York
Pinwrest Development Group, LLC	Delaware
TC Digital Games, LLC	Delaware
TC Websites, LLC	Delaware
The Summit Media Group, Inc.	New York
World Martial Arts Productions, Inc.	New York